				Exhibit 12(f)

Entergy Texas, Inc. and Subsidiaries
Computation of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Combined Fixed Charges and Preferred Dividends

	2009	2010	2011	2012	2013	2014

Fixed charges, as defined:
Total Interest charges	$106,163	$95,272	$93,554	$96,035	$92,156	$88,049
Interest applicable to rentals	3,069	3,178	3,497	2,750	1,918	1,782

Total fixed charges, as defined	$109,232	$98,450	$97,051	$98,785	$94,074	$89,831

Earnings as defined:
Net Income	$63,841	$66,200	$80,845	$41,971	$57,881	$74,804
Add:
Income Taxes	36,915	42,383	49,492	33,118	30,108	49,644
Fixed charges as above	109,232	98,450	97,051	98,785	94,074	89,831

Total earnings, as defined	$209,988	$207,033	$227,388	$173,874	$182,063	$214,279

Ratio of earnings to fixed charges, as defined	1.92	2.10	2.34	1.76	1.94	2.39